Date 9 December 2002
Number 61/02

BHP BILLITON ANNOUNCES APPOINTMENT OF COMPUTERSHARE LIMITED AS
GLOBAL SHARE REGISTRY SERVICE PROVIDER

BHP Billiton today announced the appointment of Computershare Limited as global share registry and employee share plan services provider to BHP Billiton Limited and BHP Billiton Plc, effective 3 February 2003. The global contract will be coordinated from a single point of contact based in Melbourne.


Details of transition arrangements will be announced in due course. In the interim period existing contact details with current providers will remain in place.



Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel: +61 3 9609 3952  Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202  Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Jim Jones, Share Department
Tel: +61 3 9609 4535  Mobile: +61 419 581 217
email: Jim.Jones@bhpbilliton.com


United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7747 3956
email: Mark.Lidiard@bhpbilliton.com


Elizabeth Hobley, Secretariat
Tel: +44 20 7747 3854
email: elizabeth.hobley@bhpbilliton.com


South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360   Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com


United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625  Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com